June 8, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Morgan Youngwood
Edwin Kim

Re:	Dragoneer Growth Opportunities Corp. Amended Registration Statement on Form S-4 Submitted May 14, 2021 File No. 333-254845

Ladies and Gentlemen:

On behalf of Dragoneer Growth Opportunities Corp. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated June 7, 2021 (the “Comment Letter”), pertaining to the Company’s above-referenced Amended Registration Statement on Form S-4 (the “Registration Statement”). In connection with such responses, the Company is concurrently filing Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”), which reflects revisions to the Registration Statement.

To assist your review, we have reproduced the text of the Staff’s comments in italics below, followed by responses on behalf of the Company.

Questions and Answers

Unaudited pro Forma Condensed Combined Financial Information

Note 3. Pro Forma Adjustments, page 213

1.

We note from adjustment (g) that an additional dividend per share of $90.66 (“Additional Dividend’) was approved by the CCC board of directors, which is subject to consummation of the Business Combination. Please clarify whether the Additional Dividend is reflected in your unaudited combined pro forma balance sheet.

Response to Comment 1:

The Company respectfully advises the Staff of the following additional details concerning the Additional Dividend. We have revised tick mark (g) on page 217 of Amendment No 2. to reflect that the Additional Dividend has not yet been approved, but is expected to be declared and paid substantially concurrent with closing the Business Combination. The Additional Dividend of $134,570,373 is reflected as a reduction of cash and accumulated deficit as noted within tick mark (g) in New CCC’s unaudited pro forma condensed combined balance sheet.

2.

We note your response to prior comment 5. We also note from your disclosures in adjustment (aa) that $8.4 million in connection with the Business Combination are recognized in APIC and are therefore excluded from New CCC’s unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020. Please explain why this adjustment is being excluded from the pro forma condensed combined statements of operations. We refer you to Article 11-02 (a)(6)(i)(B) of Regulation S-X.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised New CCC’s unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020 to reflect Dragoneer’s transaction expenses. Please see the revised pro forma disclosures on pages 213 and 218 of Amendment No. 2.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (415)-315-2355.

Very truly yours,

/s/ Thomas Holden
Thomas Holden

cc:	Pat Robertson, Dragoneer Growth Opportunities Corp.